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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ---------------

                                    FORM T-3



     FOR APPLICATION FOR  QUALIFICATION  OF INDENTURES UNDER THE TRUST INDENTURE
                                  ACT OF 1939

                                 --------------

                       CAPITAL GAMING INTERNATIONAL, INC.
                               (Name of Applicant)

                             Bayport One, Suite 250
                              8025 Black Horse Pike
                      West Atlantic City, New Jersey 08232
                    (Address of Principal Executive Offices)

                                 ---------------



           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

           -----------------------------------------------------------



                              TITLE OF CLASS AMOUNT
    12% Senior Secured Notes due 2001 $23,100,000 Aggregate Principal Amount


     Approximate date of proposed public offering: On or soon as practicable after the Effective Date (as defined in the Plan referred to hereinafter).



                     Name and address of agent for service:

                               William S. Papazian
                       Capital Gaming International, Inc.
                             Bayport One, Suite 250
                              8025 Black Horse Pike
                      West Atlantic City, New Jersey 08232

                                    copy to:

                              Barry N. Seidel, Esq.
                            WILLKIE FARR & GALLAGHER
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022

                                     GENERAL



1.       General Information.  Furnish the following as to the applicant:

          (a)     Form of organization:  A corporation

          (b) State or other sovereign power under the laws of which organized: New Jersey



     2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.



         On December 23, 1996, Capital Gaming International, Inc. (the "Debtor"), filed its Plan of Reorganization, dated December 22, 1996, with the United States Bankruptcy Court for the District of New Jersey (the "Bankruptcy Court"). On February 6, 1997, the Debtor filed its First Amended Plan of Reorganization (the "Plan"). At a hearing before the Bankruptcy Court on February 6, 1997, the Bankruptcy Court, pursuant to section 1125 of title 11 of the United States Code (the "Bankruptcy Code"), approved the Disclosure Statement for the Plan (the "Disclosure Statement") as containing adequate information. By order of the Bankruptcy Court dated March 31, 1997, the Plan, as further modified, was confirmed, as of March 19, 1997. A copy of the Disclosure Statement is attached as Exhibit T3E.1 to this Form T-3. The Plan is hereby incorporated by reference to exhibit 2.1 of the Applicant's Form 8-K filed with the Securities and Exchange Commission on April 3, 1997.



         The 12% Senior Secured Notes due 2001 (the "Securities") of the Company, the securities to be issued under the indenture to be qualified (the "Indenture"), are offered and intended to be exchanged, pursuant to the Plan, for claims against the Debtors classified in Class 2, Class 4, and certain key officers of the Debtor under the Plan. Under the terms of the Plan, the Securities will be distributed if certain conditions precedent are satisfied or waived as set forth in the Plan.



         Section 1145 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act of 1933 and state law. Under section 1145, the issuance of securities is exempt from registration if three principal requirements are satisfied: (1) the securities are issued by a debtor, its successor, or an affiliate participating in a joint plan with the debtor, under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and (3) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or such affiliate, or "principally" in such exchange and "partly" for cash or property. The Debtors believe that the issuance of the Securities to holders of Allowed Noteholder Secured Claims in Class 2 under the Plan will satisfy all three conditions because: (a) the issuances are expressly contemplated under the Plan; (b) the recipients are holders of "Claims" against in the Debtors; and (c) the recipients would obtain the Securities in exchange for their prepetition claims.



                                  AFFILIATIONS



     3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.


Affiliate                               State of Incorporation                 Percentage of Voting Securities
Capital Development Gaming Corp.        Rhode Island                           100% owned by the Company
Capital Gaming Management, Inc.         New Jersey                             100% owned by the Company


                              As of Effective Date



Affiliate                               State of Incorporation                 Percentage of Voting Securities
Capital Development Gaming Corp.        Rhode Island                           100% owned by the Company
Capital Gaming Management, Inc.         New Jersey                             100% owned by the Company



                             MANAGEMENT AND CONTROL



     4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.


                  NAME                                      ADDRESS                                 OFFICE
Edward M. Tracy                            c/o Capital Gaming International, Inc.,     Director; President and Chief
                                           Bayport One, Suite 250, 8025 Black Horse    Executive Officer
                                           Pike, West Atlantic City, New Jersey 08232

Col. Clinton L. Pagano                     c/o Capital Gaming International, Inc.,     Director; Executive Vice
                                           Bayport One, Suite 250, 8025 Black Horse    President of Compliance
                                           Pike, West Atlantic City, New Jersey 08232

William S. Papazian                        c/o Capital Gaming International, Inc.,     Senior Vice President, Secretary
                                           Bayport One, Suite 250, 8025 Black Horse    and General Counsel; will become
                                           Pike, West Atlantic City, New Jersey 08232  a Director as of the Effective
                                                                                       Date

Cory H. Morowitz                           c/o Capital Gaming International, Inc.,     Acting Chief Financial Officer
                                           Bayport One, Suite 250, 8025 Black Horse
                                           Pike, West Atlantic City, New Jersey 08232



     5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.



                              As of Effective Date



     NAME AND COMPLETE MAILING ADDRESS         TITLE OF CLASS OWNED        AMOUNT OWNED        PERCENTAGE OF VOTING
                                                                                                 SECURITIES OWNED
Grace Brothers Ltd.                                common stock             400,000 shares             20%
1560 Sherman Avenue
Suite 900
Evanston, IL 60201

Continental Casualty                               common stock             260,000                    13%
c/o Loews Corporation
667 Madison Avenue
New York, NY  10021

Tungsten Asset Management                          common stock             200,000                    10%
121 Outrigger Mall
Marina Del Rey, CA 90292

SunAmerica Inc.                                    common stock             220,000                    11%
One SunAmerica Center
Los Angeles, CA 90067



                                  UNDERWRITERS



6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.



         (a) No person, within three years of the date hereof, acted as a underwriter of any of the securities of the Company that are outstanding on the date hereof.



         (b) The securities proposed to be offered will be exchanged with existing security holders without the assistance of any underwriter.

                               CAPITAL SECURITIES



     7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the Applicant.



                              As of April 10, 1997

            TITLE OF CLASS                        AMOUNT AUTHORIZED           AMOUNT OUTSTANDING
      Common Stock, no par value                  75,000,000 shares               19,329,574
    Preferred Stock, no par value                 5,000,000 shares                     0
11 1/2% Senior Secured Notes Payable due            $135,000,000                 $104,000,000
                 2001

                           As of the Effective Date

            TITLE OF CLASS                        AMOUNT AUTHORIZED           AMOUNT OUTSTANDING
      Common Stock, no par value                      3,200,000 shares            2,000,000
    Preferred Stock, no par value                         0                           0
12% Senior Secured Notes Payable due                 $23,100,000                 $23,100,000
                 2001






     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.



         With respect to the Common Stock, each holder of a share of Common Stock is entitled to one vote for each share of Common Stock so held on all matters on which shareholders are entitled to vote.



         With respect to the Preferred Stock, each holder of a share of Preferred Stock is not entitled to vote on any matter on which shareholders are entitled to vote.







                              INDENTURE SECURITIES



     8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

                  The terms of the indenture securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following is an analysis of certain terms defined in the Indenture. The following analysis does not purport to be a complete description of the Indenture provisions discussed and is qualified in its entirety by express reference to the Indenture. (Section references are to the relevant provisions of the Indenture).



          (a) Definition of default; Withholding Notice.



The following events are defined in the Indenture as "Events of Default":

                           (1) the failure of the Company to pay any installment of interest on the Securities (other than in respect of the Amended Original Guaranty) as and when due and payable and the continuance of any such failure for 10 days;

                           (2) the failure by the Company (other than in respect of the Amended Original Guaranty) to pay all or any part of the principal, or premium, if any, on the Securities when and as the same become due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, failure to pay any Offer to Purchase Price, or otherwise;

                           (3)  except  as  provided  in  clauses  (1) or (2) of
         Section 7.1, failure to have obtained Advisory Committee approval of a Definitive Budget pursuant to Section 5.20(a) or failure of the Company or any Guarantor or any Subsidiary thereof, as applicable, to comply with any provision of Section 5.3, 5.10, 5.11, 5.12, 5.13, 5.15, 5.17,
         5.18, 5.19, 5.20(d) or Section 6.1 which failure continues for 30 days;

                           (4) except as otherwise provided herein, the failure by the Company or any Guarantor to observe or perform any other covenant or agreement contained in the Securities or the Indenture (other than in each case Amended Original Guaranty Obligations) and the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee or to the Company and Trustee by the Holders of at least 25% in aggregate principal amount of the Securities outstanding;

                           (5) a decree, judgment, or order by a court of competent jurisdiction shall have been entered adjudging the Company or a Subsidiary of the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of the Company or a Subsidiary of the Company under any bankruptcy or similar law, and such decree or order shall have continued undischarged and unstayed for a period of 60 days; or a decree or order of a court of competent jurisdiction in respect of the appointment of a receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of the Company or a Subsidiary of the Company, or of the Property of any such person, or for the winding up or liquidation of the affairs of any such person, shall have been entered, and such decree, judgment, or order shall have remained in force undischarged and unstayed for a period of 60 days;

                           (6) the Company or a Subsidiary of the Company shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization under any bankruptcy or similar law or similar statute, or shall consent to the filing of any such petition, or shall consent to the appointment of a Custodian, receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of it or any of its assets or property, or shall make a general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall, within the meaning of any Bankruptcy Law, become insolvent, fails generally to pay their debts as they become due, or takes any corporate action in furtherance of or to facilitate, conditionally or otherwise, any of the foregoing;

                           (7) a default in the payment of principal, premium or interest when due which extends beyond any stated period of grace applicable thereto or an acceleration for any other reason of maturity of any Indebtedness (excluding Indebtedness described in clause (iii) of the second proviso to the definition of Indebtedness) of the Company or any Subsidiary of the Company with an aggregate principal amount in excess of $500,000;

                           (8) final unsatisfied judgments not covered by insurance aggregating in excess of $500,000, at any one time rendered against the Company or a Subsidiary of the Company and not stayed, bonded or discharged within 60 days;

                           (9) an event of default specified in the Mortgage; or

                           (10) any of the documents comprising the Mortgage fails to become or ceases to be in full force and effect in accordance with the terms of the Indenture, or ceases (once effective) to create in favor of the Trustee, with respect to any material amount of Collateral, a valid and perfected first priority Lien on the Collateral to be covered thereby (unless a prior or exclusive Lien is specifically permitted by the Indenture).

                  If a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default.



          (b)     Authentication and Delivery; Application of Proceeds.

                  A Security will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security, but such signature shall be conclusive evidence that the Security has been authenticated pursuant to the term of the Indenture.

                  The Trustee shall authenticate Securities for original issue in the aggregate principal amount of up to $23,100,000 upon a written order of the Company in the form of an Officers' Certificate. The Officers' Certificate shall specify the amount of Securities to be authenticated and the date on which the Securities are to be authenticated. The aggregate principal amount of Securities (other than in respect of the Amended Original Guaranty) outstanding at any time may not exceed $23,100,000, except as provided in Section 2.7. Upon the written order of the Company in the form of an Officers' Certificate, the Trustee shall authenticate Securities in substitution of Securities originally issued to reflect any name change of the Company.

                  Securities shall be issuable only in registered form without coupons in denominations of $100 and any integral multiple thereof or such smaller denominations as are required to comply with the Plan.

                  The Securities will be issued in exchange for claims and interests as provided in the Plan, and accordingly, the issuance of the Securities will not result in proceeds to the Company.



     (c) Release and Substitution of Property Subject to the Lien of the Indenture.

                  Subject to applicable law, the release of any Collateral from Liens created by the Mortgage or the release of, in whole or in part, the Liens created by the Mortgage, will not be deemed to impair the Mortgage in contravention of the provisions of the Indenture if and to the extent the Collateral or Liens are released pursuant to, and in accordance with, the applicable agreement creating the Mortgage and pursuant to, and in accordance with, the terms hereof. To the extent applicable, without limitation, the Company and each obligor on the Securities shall cause Trust Indenture Act ss. 314(d) relating to the release of Property or securities from the Liens of the Mortgage to be complied with. Any certificate or opinion required by TIA ss. 314(d) may be made by one officer prior to the qualification of the Indenture under the TIA and by two officers after such qualification, except in cases which Trust Indenture Act ss. 314(d) requires that such certificate or opinion be made by an independent person.

                  Upon written request of the Company, subject to applicable law, and presentation to the Collateral Agent of an Officers' Certificate evidencing compliance with Section 5.14, the Collateral Agent shall release funds (and the Trustee's Lien with respect thereto) in accordance with the terms of the Cash Collateral and Disbursement Agreement; provided, that the Lien on the funds so released shall immediately attach in like manner to the assets and property purchased by the Company with such funds (except to the extent such funds are applied to the repayment of Securities in compliance with the requirements of the Indenture) to the extent required by the Indenture.



         (d)      Satisfaction and Discharge

                  The Company shall be deemed to have paid and discharged the entire Indebtedness on the Securities and the provisions of the Indenture shall cease to be of further effect (subject to the survival of certain provisions of the Indenture), if:

                           (1) The Company irrevocably deposits in trust with the Trustee, pursuant to an irrevocable trust and security agreement in form and substance reasonably satisfactory to the Trustee, (i) U.S. Legal Tender, (ii) U.S. Government Obligations, or (iii) a combination thereof, in an amount after payment of all Federal, state and local taxes or other charges or assessments in respect thereof payable by the Trustee, which through the payment of principal and interest will provide, not later than one Business Day before the due date of payment in respect of the Securities, U.S. Legal Tender in an amount which, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof (in form and substance reasonably satisfactory to the Trustee) delivered to the Trustee, is sufficient to pay the principal of, premium, if any, and each installment of principal and interest on the Securities (other than in respect of the Amended Original Guaranty) then outstanding on the dates on which any such payments are due and payable in accordance with the terms of the Indenture and of the Securities;

                           (2) Such deposits shall not cause the Trustee to have a conflicting interest as defined in and for purposes of the TIA;

                           (3) No Default or Event of Default shall have occurred or be continuing on the date of such deposit or shall occur on or before the 91st day (or one day after such other greater period of time in which any such deposit of trust funds may remain subject to bankruptcy or insolvency laws) after the date of such deposit, and such deposit will not result in a Default or Event of Default under the Indenture or a breach or violation of, or constitute a default under, any other instrument to which the Company, any Guarantor or any Subsidiary of the Company or the Guarantor is a party or by which it or its Property is bound;

                           (4) The deposit, defeasance and discharge will not be deemed, or result in, a Federal income taxable event to the Holders of such Securities and the Holders will be subject to Federal income tax only in the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

                           (5) The deposit shall not result in the Company, the Trustee or the trust becoming an "investment company" under the Investment Company Act of 1940;

                           (6)  After  the  passage  of 91 days (or any  greater
         period  of time in which any such  deposit  of trust  funds may  remain subject to any Bankruptcy Laws insofar as those laws apply to the Company) following the deposit of the trust funds, such funds will not be subject to any Bankruptcy Laws affecting creditors' rights generally;

                           (7) Holders of such Securities will have a valid, perfected and unavoidable first-priority security interest in the trust funds; and

                           (8) The Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel (who may be outside counsel to the Company, but not in-house counsel to the Company or any of its Subsidiaries), each in form and substance satisfactory to the Trustee, stating that all conditions precedent specified herein relating to the defeasance contemplated by Section 9.1 have been complied with.

                  In the event all or any portion of such Securities are to be redeemed through such irrevocable trust, the Company must make arrangements satisfactory to the Trustee, at the time of such deposit, for the giving of the notice of such redemption or redemptions by the Trustee in the name and at the expense of the Company.



         (e)      Evidence of Compliance

         The Company shall deliver to the Trustee within 90 days after the end of its fiscal year an Officers' Certificate complying (whether or not required) with Section 314(a)(4) of the TIA and stating that a review of its activities and the activities of its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture and further stating, as to each such Officer signing such certificate, whether or not the signer knows of any failure of the Company, any Guarantor or any Subsidiary of the Company or any Guarantor to comply with any conditions or covenants in the Indenture and, if such signer does know of such a failure to comply, the certificate shall describe such failure with particularity. The Officers' Certificate shall also notify the Trustee should the relevant fiscal year end on any date other than the current fiscal year end date.

     9. Other obligors. Give the name and complete mailing address of any person, other than the Applicant, who is an obligor upon the indenture securities.



Capital Gaming Management Inc.
c/o Capital Gaming International, Inc.
Bayport One, Suite 250
8025 Black Horse Pike
West Atlantic City, New Jersey 08232

                                    CONTENTS



     Contents  of  application   for   qualification.   This   application   for
qualification comprises--



(a) Pages numbered 1 to ____, consecutively.

(b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.



EXHIBIT                                                                     PAGE
T3A-1 Restated Certificate of Incorporation (Incorporated by reference to exhibit 3.1 filed in connection with the Applicant's Form 10-K filed with the Securities and Exchange Commission on September 28, 1994).

T3A-2 Amended and Restated Certificate of Incorporation as of Effective Date (Incorporated by reference to exhibit
            2.1 filed in connection with the Applicant's Form 8-K filed with the Securities and Exchange Commission on April 3,
            1997).


T3B Bylaws (Incorporated by reference to exhibit 3.2 filed in connection with the Applicant's Form 10-K filed with the Securities and Exchange Commission on September 28, 1993).

T3C         Form of Indenture, including exhibits thereto

T3E         Disclosure Statement

T3F See the cross-reference sheet following the cover page of the Indenture of the provisions inserted therein pursuant to
            Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (contained in Exhibit T3C hereof)

                                    SIGNATURE



         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Capital Gaming International, Inc., a corporation organized and existing under the laws of New Jersey, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized , and its seal to be hereunto affixed and attested, all in the city of West Atlantic City and State of New Jersey on the 10th day of April, 1997.

(SEAL)

                                          CAPITAL GAMING INTERNATIONAL, INC.

                                          By /s/ William S. Papazian

                                          William S. Papazian
                                          Senior Vice-President and General
                                          Counsel



Attest /s/ Edward M. Tracy
         Edward M. Tracy
         Chairman and CEO

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                   ----------

                                    FORM T-1


                       Statement of Eligibility Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee


                        FIRST TRUST NATIONAL ASSOCIATION
               (Exact name of Trustee as specified in its charter)


                  United States                           41-0257700
           (State of Incorporation)         (I.R.S. Employer Identification No.)


                  First Trust Center
                  180 East Fifth Street
                  St. Paul, Minnesota                       55101
           (Address of Principal Executive Offices)       (Zip Code)


                         CAPITAL GAMING INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)


              Delaware                                 22-3061189
      (State of Incorporation)            (I.R.S. Employer Identification No.)


       Bayport One, Suite 250
        8025 Black Horse Pike
   West Atlantic City, New Jersey                         08232
(Address of Principal Executive Offices)               (Zip Code)




                        12% Senior Secured Notes due 2001
                       (Title of the Indenture Securities)

                                     GENERAL

1.   General Information  Furnish the following information as to the Trustee.

      (a) Name and address of each examining or supervising authority to which it is subject.

                  Comptroller of the Currency
                  Washington, D.C.

      (b)   Whether it is authorized to exercise corporate trust powers.

                  Yes

2. AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS If the obligor or any underwriter for the obligor is an affiliate of the Trustee, describe each such affiliation.

                  None

      See Note following Item 16.

      Items 3-15 are not applicable because to the best of the Trustee's knowledge the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

16. LIST OF EXHIBITS List below all exhibits filed as a part of this statement of eligibility and qualification. Each of the exhibits listed below is incorporated by reference from registration number 22-25656.

      1.    Copy of Articles of Association.

      2.    Copy of Certificate of Authority to Commence Business.

      3. Authorization of the Trustee to exercise corporate trust powers (included in Exhibits 1 and 2; no separate instrument).

      4.    Copy of existing By-Laws.

      5.    Copy of each Indenture referred to in Item 4.  N/A.

      6.    The consents of the Trustee required by Section 321(b) of the act.

      7. Copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority.



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                                      NOTE

      The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, First Trust National Association, an Association organized and existing under the laws of the United States, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Saint Paul and State of Minnesota on the 7th day of April, 1997.

                                          FIRST TRUST NATIONAL ASSOCIATION

[SEAL]

                                          /s/ Richard H. Prokosch
                                          -------------------------------------
                                          Richard H. Prokosch
                                          Trust Officer



/s/ Christina Hatfield
---------------------------------------
Christina Hatfield
Assistant Secretary





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                                    EXHIBIT 6

                                     CONSENT

      In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, FIRST TRUST NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated:  April 7, 1997

                                          FIRST TRUST NATIONAL ASSOCIATION


                                          /s/ Richard H. Prokosch
                                          ------------------------------------
                                          Richard H. Prokosch
                                          Trust Officer